EXHIBIT 99.1

Management changes in TeliaSonera International Carrier

STOCKHOLM, Sweden, Nov. 16, 2005 (PRIMEZONE) -- Mr. Ingvar Larsson has been appointed new President of TeliaSonera International Carrier, a pure wholesale provider of network services for fixed and mobile operators, carriers and service providers. The carrier operation offers international IP and voice services as well as high capacity bandwidth to destinations in Europe and across the Atlantic based on wholly owned infrastructure. Ingvar Larsson will assume his new responsibilities from January 1, 2006.

Ingvar Larsson is today Vice President, Ericsson AB, Service Layer Development. Before joining Ericsson Ingvar Larsson held a position as Vice President at Sun Microsystems AB.

Ingvar Larsson holds a Master of Science, Electronic Engineering, Computer Engineering and Control Automation from Lund Institute of Technology. He is married to Charlotte and has three children.

"Eva Lindqvist, the present President of TeliaSonera International Carrier has done excellent work during her time as President. The Carrier business will now enter a new phase, and Eva will transfer to new duties within the TeliaSonera Group," says Hakan Dahlstrom, Group Vice President, Networks & Technology, TeliaSonera AB.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=152021&fn=wkr0019.pdf

CONTACT: TeliaSonera AB
         Media, +46-(0)8-713 58 30